SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a- 16 or 15d- 16 under the Securities Exchange Act of 1934

For the month of August 30, 1999

STOCKSCAPE.COM TECHNOLOGIES INC.

(Formerly: Cornucopia Resources Ltd.)

______________________________________________________________________ _______________

(Exact name of registrant as specified in its charter)

Suite #410 - 325 Howe Street, Vancouver, B.C. V6C 1Z7

(Address of principal executive offices)

Registrant´s telephone number, including area code: (604) 687-0619.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes __ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On July 9, 1999, the name change from Cornucopia Resources Ltd. to Stockscape.com Technologies Inc. became effective. Unless the context otherwise requires, the "Registrant" means Stockscape.com Technologies Inc. and the Company means the Registrant and its subsidiaries.

Unless otherwise indicated, all references to "dollars" and "$" are to United States dollars.

_________________________________________________________________________ ____________

FORM 61

QUARTERLY REPORT
Incorporated as part of:	X	Schedule A
Schedule B & C

ISSUER DETAILS:
For Quarter Ended:	June 30, 1999
Date of Report:	August 27, 1999
Name of Issuer:	STOCKSCAPE.COM TECHNOLOGIES INC. (Formerly Cornucopia Resources Ltd.)
Issuer´s Address:	Suite #410 - 325 Howe Street
Vancouver, BC, V6C 1Z7
Issuer´s Fax Number:	604-681-4170
Issuer´s Phone Number:	604-687-0619
Contact Person:	Mark T. Brown
Contact´s Position:	Treasurer
Contact Telephone Number:	604-687-3520

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

John J. Brown	"John Brown"	August 27, 1999
Name of Director	Signed (typed)	Date Signed

Andrew Milligan	"Andrew Milligan"	August 27, 1999
Name of Director	Signed (typed)	Date Signed

Cornucopia Resources Ltd.
Consolidated Balance Sheets
(Prepared by management without audit) (Stated in United States Dollars)
	June 30,	December 31,
	1999	1998
Assets
Current Assets
Cash and cash equivalents	25,149	103,949
Accounts receivable	11,044	25,844
Prepaid expenses and deposits	10,029	21,180
Investment	155,548	234,305
	201,770	385,278
Investment	2,021,250	-
Capital Assets	-	11,701
Mineral properties and deferred exploration costs	1	1,874,895
Total Assets	2,223,021	2,271,874
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	346,158	101,277
Total Liabilities	346,158	101,277

Shareholders´ Equity
Share Capital
Issued and outstanding common shares	38,119,366	38,119,366
June 30, 1999 - 41,591,834 December 31, 1998 - 41,591,834
Deficit	(36,242,503)	(35,948,769)
Total Shareholders´ Equity	1,876,863	2,170,597
Total Liabilities and Shareholders´ Equity	2,223,021	2,271,874

See accompanying notes to financial statements.

Cornucopia Resources Ltd.
Consolidated Statements of Loss and Deficit
(Prepared by management without audit)
(Stated in United States Dollars)

	3 months	3 months	6 months	6 months
	June 30	June 30	June 30	June 30
	1999	1998	1999	1998
Revenues
Interest and other income	868	1,547	6,692	3,856
	868	1,547	6,692	3,856
Expenses
General and administrative expenses	308,584	200,874	460,215	656,299
(Gain) on disposal of investments	(13,435)	-	(13,435)	-
(Gain) on sale of subsidiary	(146,357)	-	(146,357)	-
Abandonment and write down of mineral properties	3	-	3	-
	148,795	200,874	300,426	656,299
Loss before income taxes	(147,927)	(199,327)	(293,734)	(652,443)
Income tax recovery	-	-	-	-
Net Loss for the period	(147,927)	(199,327)	(293,734)	(652,443)

Deficit, beginning of the period	36,094,576	35,694,278	35,948,769	35,241,162
Net loss for the period	147,927	199,327	293,734	652,443
Deficit, end of the period	36,242,503	35,893,605	36,242,503	35,893,605

Loss per Share	(.01)	(0.01)	(.01)	(0.02)

Weighted Average Common Shares Outstanding	41,591,834	38,814,057	41,591,834	38,761,313

See accompanying notes to financial statement

Cornucopia Resources Ltd.
Consolidated Statement of Changes in Cash Flows
(Prepared by management without audit)
(Stated in United States Dollars)

	3 months	3 months	6 months	6 months
	June 30	June 30	June 30	June 30
	1999	1998	1999	1998
Cash Provided By (Used in)
Operations
Net loss for the period	(147,927)	(199,328)	(293,734)	(652,443)
Items not involving cash:
Amortization	3,391	41,587	11,701	79,460
Gain on disposal of investments	(13,435)	-	(13,435)	-
Gain on sale of subsidiary	(146,357)	-	(146,357)	-
Abandonment and write down of Resource assets	3	-	3	-
	(304,325)	(157,741)	(441,822)	(572,983)
Net change in non-cash working Capital items	195,992	459,672	270,832	126,152
	(108,333)	301,931	(170,990)	(446,831)
Proceeds on disposal of investments	92,190	-	92,190	-
Mineral properties	-	(302,324)	-	(379,856)
	92,190	(302,324)	92,190	(379,856)
Financing
Capital lease obligations	-	(14,148)	-	(28,305)
Long term debt	-	(13,518)	-	-
Issue of common shares for debt	-	28,523	-	28,523
	-	857	-	218
Increase (Decrease) in Cash	(16,143)	464	(78,800)	(826,469)
Cash and Equivalents, beginning of the period	41,292	169,799	103,949	996,732
Cash and Equivalents, end of the period	25,149	170,263	25,149	170,263

1. Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated balance sheet and interim consolidated statements of earnings and changes in financial position contain all adjustments, comprising only those of a normal recurring nature, necessary to present fairly the financial position of Cornucopia Resources Ltd. as of June 30, 1999, and the results of its operations and changes in its financial position for the six months ended June 30, 1999, and 1998. The results of operations for the six months ended June 30, 1999, are not necessarily indicative of the results to be expected for the entire fiscal year.

The accompanying consolidated financial statements for the six months ended June 30, 1999, are prepared on the basis of accounting principles generally accepted in Canada. Any differences to accounting principles generally accepted in the United States of America are explained in note 6.

Subsequent to quarter-end, on July 9, 1999, a name change from Cornucopia Resources Ltd. to Stockscape.com Technologies Inc. became effective.

The consolidated financial statements include the accounts of Cornucopia Resources Ltd., (the "Company") which is incorporated under the Company Act (British Columbia), and all of its wholly owned subsidiaries.

All significant inter-company accounts and transactions have been eliminated upon consolidation.

The Company´s functional and reporting currency is the United States dollar. Monetary assets and liabilities stated in Canadian dollars are translated at the exchange rate in effect at the balance sheet date and non- monetary assets and liabilities at the rate in effect on the dates of the related transactions. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Gains or losses arising on conversion of foreign currency transactions are included in income in the period they occur.

2. Corporate Reorganization

(a) Disposition of Ivanhoe Joint Venture Interest

The Company has completed the sale of its wholly-owned subsidiary, Touchstone Resources Company, ("Touchstone") to Great Basin Gold Ltd., its joint venture partner in the Ivanhoe Property, in exchange for 2,750,000 common shares (the "Great Basin Shares") at a price of C$1.25 per share (total C$3,437,500) and 250,000 share purchase warrants of Great Basin. The share purchase warrants will entitle the Company to purchase additional shares of Great Basin at $2.00 per share for one year. Touchstone holds the Company´s 25% joint venture interest in the Ivanhoe Property, which is its only asset, and is party to a joint venture agreement dated August 13, 1997 with Great Basin Gold Inc., a subsidiary of Great Basin Gold Ltd. of Vancouver, British Columbia. The closing market price of Great Basin´s shares on the Vancouver Stock Exchange on June 30, 1999 was $0.98 and a 25% discount was taken off the value in recording the shares because of restrictions on resale and voting rights. Because the Company´s interest in the Ivanhoe venture is its sole remaining active mining asset, the sale of that asset represents a major change in the status of the Company as a mining entity and a sale of substantially all of the Company´s undertaking. Such a sale required special approval of the shareholders of the Company, which was passed at the Annual and Extraordinary General Meeting held on June 30, 1999. Since August 1997, the Ivanhoe Property, has been explored by Great Basin under a Venture Agreement. The Company elected to sell the interest in the property as the Company faced dilution under the Venture Agreement unless it participated in future exploration programs conducted by Great Basin. Through the sale of the property to Great Basin the Company was released from any past and future cash calls including for the Ivanhoe reclamation.

Material terms of the sale agreement are as follows:

  Resale of the Great Basin Shares and any shares issued upon exercise of the share purchase warrants issued in consideration ("Warrant Shares") are restricted for a period of six months (the "Prohibition Period").

  Following the Prohibition Period the Company is entitled to sell, without restriction or notice to Great Basin, up to 25,000 of the Great Basin Shares and the Warrant Shares in any 30 calendar day period or to carry over any or all of that number of Shares to the next 30 calendar day period and thereafter for up to four such periods, so that, in effect, the Company may sell up to 100,000 Great Basin Shares during the last 30 days of a 120 calendar day period.

  Notwithstanding the foregoing, the Company is entitled to sell up to 100,000 Great Basin Shares in any 30 calendar day period provided that it first gives to Great Basin the right to cause such Shares to be acquired by a person designated by Great Basin at a price at least equal to the five day average closing price of Great Basin´s Shares on the five trading days before it received such notice, less a 10% discount. If Great Basin does not exercise that right, the Company is free to sell up to 100,000 Great Basin Shares by private sale or on the market for a period of 45 days.

  Under the terms of the agreement, Great Basin has an assignable right to purchase any shares in Great Basin in excess of 2,000,000 (fully-diluted) held from time to time by the Company at a price based on the 5 day average closing price of Great Basin´s Shares, plus 10%, subject to a minimum price of C$1.00 per share. The agreement provides for adjustments to the price in the event that the five day average closing price post-sale is more than a specified percentage of the price paid.

  The Company has agreed to a voting trust in favour of Great Basin management for a period of two years and will be given representation on the board of directors of Great Basin.

  The Company will have the right to participate in future financings of Great Basin in order to maintain its equity interest if so desired.

(b) Acquisition of Stockscape

The Company has completed, on July 9, 1999, the acquisition of a British Columbia company, Stockscape Technologies Ltd. ("Stockscape") which is a privately-owned Internet investment research provider.

Under the terms of a Share Exchange Agreement entered into with the Company and the shareholders of Stockscape, the Company will acquire all of the issued and outstanding shares of Stockscape by issuing 10,000,000 post-consolidation Common Shares of the Company (the "Payment Shares"). The parties have agreed that the Payment Shares will be issued for a value of C$0.50 per share post-consolidation, which was equal to the product of the market value on March 2, 1999, the date of the announcement, and the consolidation ratio.

Concurrent with the acquisition of Stockscape was the completion of a financing of C$2,000,000 representing 4,000,000 units (the "Units"), each Unit consisting of one post-consolidation Common Share and two share purchase warrants of the Company.

(c) Consolidation and Name Change

As part of the reorganization shareholders passed a special resolution approving:

  The consolidation of the Company´s authorized and issued Common Share capital from two hundred million (200,000,000) Common Shares to twenty (20,000,000) Common Shares, (i.e.) one (1) new Common Share for ten (10) pre-consolidation Common Shares without par value;

  An increase in the Company´s authorized Common Share capital to its pre-consolidation level of two hundred million (200,000,000) Common Shares without par value; and

  A change of the Company´s name to "Stockscape.com Technologies Inc."

3. Capital Assets
	June 30, 1999			Dec. 31, 1998
Capital Assets	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Buildings, leasehold improvements	$ 12,088	$ 12,088	-	$ 2,151
Furniture, fixtures, and office equipment	212,163	212,163	-	9,550
	$ 224,251	$ 224,251	-	$ 11,701

4. Mineral Properties and deferred exploration costs
Mineral Properties & Deferred Exploration Costs	Acquisition costs	Deferred Expenses	June 30, 1999	December 31, 1998
Ivanhoe Property	$ -	-	$ -	$1,874,892
Yakobi Island and other properties	1	-	1	3
	$ 1	-	$ 1	$1,874,895

Ivanhoe Property

The Company held a 25% interest in the Ivanhoe Property in Nevada through Touchstone Resources Company. The Ivanhoe Property is approximately 50 miles northeast of Battle Mountain, Nevada and encompasses approximately 9,321 acres. On March 2, 1999, agreement was reached to sell Touchstone Resources Company to Great Basin in exchange for 2,750,000 Great Basin shares and other consideration. On June 30, 1999 shareholder´s voted in favor of the transaction and the sale was completed on June 30, 1999 (note 2).

5. Share Capital

(a) Shares Authorized, Issued and Outstanding

Authorized:

100,000,000 preferred shares without par value, with rights to be determined upon issue.

200,000,000 Common Shares authorized, without par value.

Issued and outstanding:	Number of Shares	Average Price per Share	Value of Share Capital
Balance, January 1, 1998	38,556,040		$37,829,307
-issued for services February 6, 1998	107,500	0.200	21,500
- issued for services May 4, 1998	150,517	0.123	18,559
- issued for cash October 23, 1998	2,777,777	0.090	250,000
Balance, December 31, 1998	41,591,834		38,119,366
Balance, June 30, 1999	41,591,834		$38,119,366

(b) Grant of Options

On June 30, 1999, there were an aggregate of 2,610,000 stock options outstanding, under the Company´s Stock Option Plan (the "Plan") and outside of the Plan, granted to directors, officers and employees of the Company (December 31, 1998; 3,160,000).

The following table summarizes the options granted under the Plan, and outside of the Plan, to directors and employees of the Company for the purchase of Common Shares at various exercise prices.

Options Granted			Options Outstanding	(1) Options Outstanding	Number of Options
Year Granted	Exercise Price (C $)	Expiry Date	Inside the Stock Option Plan	Outside the Stock Option Plan	Outstanding Total
1995	$ 0.68	January 4, 2000	140,000		140,000

1996	$ 0.68	January 4, 2001	733,000		733,000

1997	$ 0.68	February 2, 2002	12,000		12,000
	0.68	February 27, 2002	150,000		150,000
	0.68	May 20, 2002	35,000		35,000
	0.68	June 19, 2002	250,000		250,000

1998	$ 0.26	January 4, 2003	50,000		50,000
	0.15	November 17, 2003	100,000		100,000
	0.15	September 9, 2003		1,140,000	1,140,000
			1,470,000	1,140,000	2,610,000

At the June 30, 1999 Annual and Extraordinary meeting of Cornucopia shareholders passed an ordinary resolution to ratify and approve the adoption of a new Stock Incentive Plan to replace the previous Stock Incentive Plan. On July 9, 1999, at the time of the closing of the Stockscape acquisition and pursuant to the new Stock Incentive Plan a total of 750,000 stock options were granted to directors, officers and former directors of the Company and a further 540,000 incentive stock options were granted to employees of the Company, for the purchase of post-consolidation shares of the Company at C$0.50 per share.

6. Differences Between Accounting Principles Generally Accepted In Canada And The United States

  For purposes of United States generally accepted accounting principles, in 1993 the Company would have been required to adopt Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". Statement 109 changed the method companies use to account for income taxes from the deferred method to an asset and liability method. As indicated in Note 9, the Company has significant unrecognized loss carry forwards for income tax purposes. As there is no certainty as to the utilization of the loss carry forwards, the benefit attributable thereto would be fully offset by the valuation allowance. Accordingly, the adoption of Statement No. 109 does not result in a material difference for accounting purposes.

  Under United States accounting principles, Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology. As permitted by the statement, the Company has elected to continue measuring compensation costs using the intrinsic value based method of accounting. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the measurement date of the grant over the amount an optionee must pay to acquire the stock. As the exercise price of the options approximate market value at date of grant, the Company has determined that there is no material difference to United States accounting principles.

7. Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

  The Company incurred fees of $36,654 in the second quarter ended June 30, 1999, (1998 - $31,593) to Glencoe Management Ltd., a company controlled by an officer and director, in return for consulting services.

  The Company incurred legal fees of $46,810 in the second quarter ended June 30 1999, (1998 - $12,813) to DuMoulin Black, a firm in which a director of the Company is a partner.

FORM 61

QUARTERLY REPORT
Incorporated as part of:		Schedule A

	X	Schedule B & C

ISSUER DETAILS:
For Quarter Ended:	June 30, 1999
Date of Report:	August 27, 1999

Name of Issuer:	STOCKSCAPE.COM TECHNOLOGIES INC. (Formerly Cornucopia Resources Ltd.)
Issuer´s Address:	Suite #410 - 325 Howe Street
Vancouver, BC, V6C 1Z7
Issuer´s Fax Number:	604-681-4170
Issuer´s Phone Number:	604-687-0619
Contact Person:	Mark T. Brown
Contact´s Position:	Treasurer
Contact Telephone Number:	604-687-3520

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

John J. Brown	"John Brown"	August 27, 1999
Name of Director	Signed (typed)	Date Signed

Andrew Milligan	"Andrew Milligan"	August 27, 1999
Name of Director	Signed (typed)	Date Signed
CORNUCOPIA RESOURCES LTD.	Schedule B

Supplemental Information

For the Quarter Ended June 30, 1999

  For the current fiscal year to date:

Deferred Exploration Costs	Nil

General and Administrative Breakdown:

Amortization	$ 11,799
Audit & legal fees	115,414
Consulting & management fees	100,008
Foreign exchange	6,306
Investor & shareholder relations	33,026
Listing & transfer fees	31,844
Office & miscellaneous	12,672
Postage	26,701
Printing & stationary	8,766
Rent	14,537
Salaries, wages & benefits	79,375
Telephone	2,534
Travel	17,233
$ 460,215

Expenditures to non arms length parties	$ 167,743

2. For the quarter under review:

  There were no shares issued during the quarter
  There were no options granted during the quarter

3. As at the end of the quarter:

  Authorized Share Capital:

  200,000,000 common shares without a par value of which 41,591,834 shares are issued and outstanding.

  100,000,000 preferred shares without par value of which none have been issued.

  Incentive Stock Options outstanding:
Number of Shares	Granted To	Exercise Price CDN$	Expiry Date

130,000	Directors	0.68	January 4, 2000
720,000	Directors	0.68	January 4, 2001
50,000	Director	0.26	January 4, 2003
100,000	Director	0.15	November 17, 2003
10,000	Officer	0.68	January 4, 2000
13,000	Officer	0.68	January 4, 2001
12,000	Officer	0.68	February 2, 2002
35,000	Officer	0.68	May 20, 2002
150,000	Employee	0.68	February 27, 2002
250,000	Employee	0.68	June 19, 2002
975,000	Directors	0.15	September 9, 2003
165,000	Officers	0.15	September 9, 2003
2,610,000

  Note: As part of the corporate reorganization, all outstanding directors´ and employees´ options granted were cancelled and replaced by new incentive options to purchase post-consolidated shares at a price of CDN $0.50 per share under a new Stock Incentive Plan that was approved by the shareholders at the Company´s Annual & Extraordinary General Meeting held June 30, 1999. These new options were granted subsequent to the end of this quarter on July 13, 1999.

  Total number of shares held in escrow: Nil
  Directors up to June 30, 1999:

Andrew Milligan

Sargent Berner

David Williamson

Charles Russell

Stephen Sopher

At the Annual and Extraordinary General Meeting on June 30, 1999, Mr. Russell and Mr. Sopher were replaced by Mr. John J. Brown and Mr. A. Murray Sinclair.

MANAGEMENT DISCUSSION AND ANALYSIS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report constitute "forward- looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements express or implied by such forward-looking statements. Such factors include, among others, results of merger or sale of assets, mineral property exploration and development costs and results, reclamation obligations, fluctuation of gold prices, competition, uninsured risks, capitalization, commercial viability and requirements for obtaining bonds, permits and licenses.

The following discussion of the financial position of the Company and results of operations for the three months and six months ended June 30, 1999, and June 30, 1998, should be read in conjunction with the Consolidated Financial Statements and the related Notes.

These statements were prepared using accounting principles generally accepted in Canada, which agree in all material respects with accounting principles generally accepted in the United States, except as explained in note 6 to the Company´s Consolidated Financial Statements.

Overview

Since its incorporation the Company´s primary focus has been the exploration, development and mining of precious metal deposits. On June 30, 1999, a major reorganization was completed which has resulted in a change in the Company´s business focus and a restructuring of the Company´s remaining active mining property interest into an investment in Great Basin Gold Ltd. ("Great Basin") common shares, publicly traded on the Vancouver Stock Exchange and the Nasd OTC Bulletin Board.

The Company´s principal and only active mining asset was its interest in the Ivanhoe Property in Nevada´s Carlin Trend which was held by its wholly-owned subsidiary, Touchstone Resources Company. As part of the reorganization of the Company an agreement was completed on June 30, 1999, with Great Basin pursuant to which the Company sold its interest in the Ivanhoe Property to Great Basin, in exchange for 2,750,000 common shares and 250,000 share purchase warrants of Great Basin. At the June 30, 1999 Annual General and Extraordinary Meeting, the shareholders were asked to pass a special resolution approving the sale. This resolution was passed by a majority exceeding 75% of the votes cast on the resolution.

On July 9, 1999 as part of its reorganization, the Company completed the acquisition of Stockscape, a privately-held British Columbia company. As a condition of the Stockscape acquisition, the Company was required to consolidate its issued and outstanding Common Shares on a 10-for-1 basis. At the annual general meeting shareholders were asked to pass a special resolution approving the consolidation. This resolution was passed by a majority exceeding 75% of the votes cast on the resolution. Immediately following the name change and share consolidation the Company closed its acquisition of Stockscape Technologies Ltd. ("Stockscape"). The acquisition of Stockscape was accomplished by the issuance of 10,000,000 post-consolidation shares of the Company at a deemed price of C$.50 per share.

Results of Operations

Six Months ended June 30, 1999, compared to the year ended June 30, 1998

Revenues

Revenues from interest and other income were $6,692 in the first six months of 1999 mainly due to interest income in the final settlement of an account receivable originating from a property sale in 1992. Revenues from interest and other income were $3,856 in the first six months of 1998, derived from the investment of cash and cash equivalents.

Expenses

General and administrative expenses decreased to $308,584 in the first six months of 1999, from $460,215 in the first six months of 1998. The decrease was due to lower employment costs in the Vancouver, British Columbia office and reduced office premises costs partially offset by higher legal costs due to the corporate reorganization

Loss per Common Share

The net loss for the six months ended June 30, 1999, was $273,734 compared to net loss of $652,443 for the six months ended June 30, 1998. The net loss for the second quarter ended June 30, 1999, was $147,927 compared to net loss of $199,327 for the second quarter ended June 30, 1998.

The weighted average number of Common Shares for the first six months ended June 30, 1999, was 41.6 million which results in a loss of $0.01 per share. The weighted average number of Common Shares for the first six months ended June 30, 1998, was 38.8 million resulting in a loss of $0.01 per share.

Liquidity and Capital Resources

Although a working capital deficiency of $144,388 is reported at June 30, 1999, the C$2,000,000 private placement which was completed after the quarter-end, on July 9, 1999, will provide the Company with sufficient working capital for the upcoming eighteen months. This compares to a working capital deficiency of $14,923,065 as at June 30, 1998.

Cash and cash equivalents decreased by a net amount of $78,800 in the six months ended June 30, 1999. Principal uses of cash were to fund operations, primarily general and administrative expenses. These expenditures were financed by drawing down cash balances, a reduction in accounts receivable and an increase in accounts payable. At June 30,1999, the Company had no material commitments for capital expenditures.

To improve liquidity and to avoid dilution of its Ivanhoe Property interest, the Company has completed a major corporate reorganization which includes a proposed financing, as detailed in note 2 of the Consolidated Financial Statements.

Acquisition of Stockscape, Common Share Consolidation and Name Change

The Common Share consolidation and name change are fundamental to the Company´s reorganization and were conditions precedent to completion of the acquisition by the Company of Stockscape. The consolidation and the consolidation ratio were the subject of negotiation between the Company and Stockscape. Both the consolidation and the ratio were agreed to be necessary steps to improving the Company´s ability to attract and maintain investors. A reduction of the number of outstanding shares may be expected to result in a corresponding increase in market price, which should allow the Company to secure future equity financing on terms more advantageous to existing shareholders. The proposed consolidation will have the effect of reducing the Company´s authorized Common Share capital to 20,000,000. In the opinion of management, the increase in share capital to the pre-consolidation level of 200,000,000 was necessary for the future capital requirements of the Company.

Mining Related Investments

As a result of the unfavorable market conditions for junior resource issuers in the past twenty-four months, the Company has been unable to raise the necessary capital to fund its share of costs to reclaim the previously mined Hollister area of the Ivanhoe Property as contemplated under the Purchase Agreement between the Company, Great Basin and Newmont Mining Company, or to enable it to participate in the current drilling program proposed by Great Basin. In those circumstances, the Company faced an inevitable dilution of its 25% interest in the Ivanhoe Property, pursuant to the terms of its agreement with Great Basin. Taking into account the present state of the capital markets for an issuer in the Company´s position, the Board decided that it was in the best interests of the Company to sell its interest in the Ivanhoe Property before suffering material dilution and a further loss of negotiating strength. The sale of the Company´s joint venture interest to Great Basin resulted in 100% of the project being held by Great Basin, thereby assisting Great Basin´s ability to finance further exploration and development of the property. At the same time, the Company, by virtue of its proposed shareholding in Great Basin, will still be in a position to realize a benefit from any discovery on the project, or any other projects which Great Basin may undertake. As at June 30, 1999, the Company held 1,037,300 shares, or 1.1% of Vista Gold Corp. and 2,750,000 shares, or 14% of the outstanding 19,811,271 shares of Great Basin.

Year 2000 Computer Risk

The Year 2000 issue has resulted from computer programs coded to accept two digits rather than four to define the applicable year. The effects of the problem, if any, would occur on or about January 1, 2000, and could result in internal system failure in, among other things, local area network, accounting and other administrative functions. Externally, the problem could result in system failure by third party providers or suppliers. It is not possible to be certain that all aspects of the Year 2000 issue which may arise from third party providers and suppliers will be resolved. In early 1998, the Company began assessment of the potential impact of the Year 2000 issue. Internally, the Company uses current or near current versions of software by major developers for office productivity, accounting, internet and database applications. To gain further certainty as to Year 2000 compliance, the Company has purchased upgrades which are currently available or obtained published statements by these software developers assuring that these programs are Year 2000 compliant. Of the software programs currently in use, all have been upgraded as at end of the second quarter of 1999. The cost of obtaining these upgrades was material. As the Company currently is not heavily reliant on software now in use, even a worst case scenario would not significantly impede the conduct of the business of the Company. In the event that the Company acquires other businesses, the software and hardware acquired in connection with those business combinations may be Year 2000 non-compliant.

Investors Relations

There are no current independent investor relations agreements in place at this time.

STOCKSCAPE.COM TECHNOLOGIES INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOCKSCAPE.COM TECHNOLOGIES INC.

/s/ John J. Brown

_______________________________

John J. Brown

Chief Financial Officer

Date: August 30, 1999

/s/ Andrew F. B. Milligan

_______________________________

Andrew F. B. Milligan

President

Date: August 30, 1999